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                                                               EXHIBIT 99(A)(8)

                                 PRESS RELEASE

                                                          FOR IMMEDIATE RELEASE

                 REED ELSEVIER ANNOUNCES AGREEMENT TO ACQUIRE
                MDL INFORMATION SYSTEMS, INC. FOR $320 MILLION

  Reed Elsevier plc and MDL Information Systems, Inc. (NASDAQ: MDLI) announced today that Elsevier Science Inc., a US subsidiary of Reed Elsevier plc, has entered into a definitive agreement with MDL to acquire the company by means of a cash Tender Offer. An offer will be made to the shareholders of MDL to acquire all outstanding shares and options for $32 per share in cash, valuing the company at approximately $320 million. Stock options will be cashed-out as they vest.

  Reed Elsevier plc will finance the transaction using part of its U.S. dollar cash balances that are now invested in short-term money market instruments. The definitive agreement has been unanimously approved by the Boards of Directors of MDL, Elsevier Science Inc. and Golden Gate Acquisition Corp., the subsidiary of Elsevier Science Inc. through which the Tender Offer will be made.

  MDL Information Systems, Inc. is a leading provider of integrated solutions that accelerate high-throughput discovery and development in the life science and chemical industries. MDL's software systems, databases and services help customers manage, communicate, and analyze the volumes of data associated with modern R&D workflows. With applications supporting chemical and biological information management, bioinformatics, automated synthesis and screening, and materials science, MDL is committed to keeping pace with new technologies in the chemical, pharmaceutical, and biotechnology industries.

  MDL has offices worldwide with headquarters in San Leandro, California. In its fiscal year ended March 31, 1996, MDL reported profits before tax of approximately $11 million on revenues of approximately $62 million. At December 31, 1996 MDL's balance sheet reflected net assets of approximately $46 million.

  In commenting on the acquisition, Herman Bruggink, co-Chairman of Reed Elsevier plc said:

  "MDL has an exceptional position in the scientific research community. Its databases and software enable research scientists to access and manipulate complex molecular information, MDL's products greatly enhance the productivity and speed of the research process and it is continuously developing new products to extend its market reach. There is considerable strategic fit with Elsevier Science which, through its extensive portfolio of scientific journals, provides the research community with comprehensive information in the molecular sciences. There are considerable opportunities, particularly in an online environment, to add further value to the customers of both MDL and Elsevier Science through the electronic linkage of data."

  Steven Goldby, Chief Executive Officer of MDL, commented:

  "We are excited about this union of Elsevier Science, the leading provider of scientific content, with MDL, a leading provider of scientific information management systems. This holds great promise for our customers and for all of the people at MDL."

  Recently, Elsevier Science announced the development of ScienceDirect, an online host database through which, in time, all of the information published in its 1200 journals will be accessible. The launch of the service, initially with information from 350 of its journals in the life sciences field, is currently expected in the second half of 1997.

  Reed Elsevier plc is owned equally by Reed International P.L.C. (NYSE: RUK) and Elsevier NV (NYSE: ENL). Reed Elsevier is a world leading publisher and information provider. Its activities include scientific, professional, business and customer publishing. Reed Elsevier's principal operations are in North America and Europe and it has annual sales in excess of (Pounds)3 billion (approximately $5 billion).
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  Lehman Brothers will serve as Dealer/Manager in the Tender Offer. The Tender
Offer, which will commence shortly, will be conditional on, among other things, satisfactory anti-trust clearances. Following completion of the Tender Offer, it is expected that Golden Gate Acquisition Corp. will be merged into MDL and all of the MDL shares not tendered will be converted into the right to receive $32 per share in cash.

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